Exhibit 4.33

EQUITY INTEREST TRANSFER AGREEMENT

This transfer agreement (the “Agreement”) is made and entered into on February 6, 2012 (the “Effective Date”) in Shanghai by and between the following two parties:

Transferor (the “Party A”): Shanghai Zhengduo Information Technology Co., Ltd

Address: Room 1006, No.165, Caoxi Road, Shanghai, the People’s Republic of China

Representative: LIU, Wei

Transferee (the “Party B”): Shanghai Giant Network Technology Co., Ltd

Address: 11/F, Building No.3, No. 700, Yishan Road, Shanghai, the People’s Republic of China

Representative: FEI, Yongjun

RECITALS

WHEREAS, the registered capital of Shanghai Tonghua Network Technology Co., Ltd. (the “Target Company”) is ten million RMB, among which three million RMB was contributed by Party A that accounts for 30% of the entire registered capital.

NOW, THEREFORE, in consideration of relevant laws and regulations of the People’s Republic of China, and of the mutual covenants and agreements hereinafter set forth based on the principles of equity, good faith, open, fair and impartial, the parties agree as follows:

1.	SUBJECT MATTER AND PRICE

1.1	Party A agree to transfer the 30% equity interest it held in the Target Company to Party B for the price of three million RMB.

1.2	Other interest collateral to the equity interest shall be transferred with the equity interest.

1.3	The Transferee should pay off the entire purchase price of the equity interest to the Transferor within fifteen days from the date of signing of this Agreement.

2.	PROMISES AND WARRANTIES

Party A promises that the equity interest it transferred to Party B under Article 1 of this Agreement was legally owned by it, and Party A has completed and effectual right of disposition on the equity interest. Party A also ensures that there are no mortgages, other rights of security, situation of limitation like freeze or third-party right of recourse on the transferred equity interest. If there is any deficiency on the transferred equity interest, leading Party B to suffer damages, Party A should reimburse such damages to Party B.

Party B guarantees that after the effectiveness of this Agreement, it shall assist Party A to complete the registration of transfer of equity interest with the commerce and taxation authority as soon as possible.

3.	LIABILITIES FOR BREACH

The defaulting party shall reimburse the damages of the other party.

4.	RESOLUTION OF DISPUTES

This Agreement shall be governed by and construed in accordance with the laws of the People’s Republic of China.

If any dispute shall arise in connection with this Agreement, the parties may solve the disputes by good faith negotiations. If the dispute cannot be resolved through good faith negotiations, either party may submit the dispute to be resolved by the People’s Court of Shanghai Xuhui District.

5.	MISCELLANEOUS

5.1.	This Agreement is made in four counterparts. Each party of this Agreement has one counterpart and the Target Company holds two counterparts that shall be used during relevant procedures.

5.2.	This Agreement shall take effect upon seal by both parties.

PARTY A (SEAL): SHANGHAI ZHENGDUO INFORMATION TECHNOLOGY CO., LTD

PARTY B (SEAL): SHANGHAI GIANT NETWORK TECHNOLOGY CO., LTD

By:	FEI, Yong Jun

DATE:	February 6, 2012

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